HEAD N.V.
INTERIM REPORT

For the Period Ended
June 30, 2008

HEAD N.V.

INTERIM REPORT
FOR THE PERIOD ENDED JUNE 30, 2008

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1.	FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheet as of June 30, 2008 and
Audited Condensed Consolidated Balance Sheet as of December 31, 2007

Unaudited Condensed Consolidated Income Statement
for the three and six months ended June 30, 2008 and 2007

Unaudited Condensed Consolidated Statement of Changes in Equity
for the six months ended June 30, 2008 and 2007

Unaudited Condensed Consolidated Cash Flow Statement
for the six months ended June 30, 2008 and 2007

Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.	MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

ITEM 3.	RELEASE BY THE MANAGEMENT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

•	competitive pressures and our ability to respond quickly to changes in consumer preferences;
•	changes in the tastes of the sporting public;
•	our ability to introduce innovative products;
•	general economic conditions, weather and other factors beyond our control;
•	our ability to realize the cost savings we expect to achieve from our cost reduction program;
•	shifts in currency exchange rates;
•	the performance of third party suppliers;
•	adequate protection of patents and trademarks;
•	product liability exposure;
•	raw material and energy prices; and
•	environmental and regulatory matters.

Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

 PRESENTATION OF INFORMATION

We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET

		June 30,	December 31,
	Note	2008	2007
		(unaudited)
		(in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net	6	€62,567	€59,879
Intangible assets	6	9,843	10,509
Goodwill	6	2,704	2,882
Available-for-sale financial assets		553	608
Deferred income tax assets		67,199	61,137
Trade receivables		168	1,726
Other non-current assets		4,452	4,174
Total non-current assets		147,486	140,915
Current assets
Inventories, net	3	109,065	75,265
Trade and other receivables		76,555	130,272
Prepaid expense		3,154	2,376
Available-for-sale financial assets		8,201	10,230
Cash and cash equivalents		22,529	30,264
Total current assets		219,504	248,407
Total assets		€366,991	€389,322
EQUITY:
Share capital: €0.01 par value; 39,820,677 shares issued	5	€398	€398
Other reserves		111,489	111,489
Treasury shares	5	(7,119)	(7,119)
Retained earnings		31,011	40,699
Fair Value and other reserves including
cumulative translation adjustments (CTA)		(16,607)	(12,450)
Total equity		119,172	133,017
LIABILITIES:
Non-current liabilities
Long-term debt		131,683	133,163
Retirement benefit obligations		14,907	15,157
Other long-term liabilities		6,976	11,993
Total non-current liabilities		153,566	160,313
Current liabilities
Trade and other payables		56,565	60,709
Income taxes		1,419	883
Borrowings		24,595	21,600
Provisions		11,672	12,801
Total current liabilities		94,252	95,993
Total liabilities		247,819	256,306
Total liabilities and shareholders' equity		€366,991	€389,322
The accompanying notes are an integral part of the consolidated financial statements

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED INCOME STATEMENT

		For the Three Months ended June 30,		For the Six Months ended June 30,
	Note	2008	2007	2008	2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands, except share data)		(in thousands, except share data)

Total net revenues	6	€56,223	€61,637	€117,847	€118,965
Cost of sales		35,076	37,671	71,884	71,644
Gross profit		21,147	23,965	45,963	47,320
Selling and marketing expense		20,892	21,405	45,741	45,613
General and administrative expense		7,427	7,219	14,843	14,587
Share-based compensation expense (income)		(436)	753	(4,074)	2,043
Restructuring costs	7	133	--	133	--
Other operating income, net		(167)	(120)	(570)	(715)
Operating loss		(6,703)	(5,292)	(10,111)	(14,209)
Interest expense		(3,179)	(3,035)	(6,320)	(6,166)
Interest income		356	525	683	1,079
Other non-operating income (expense), net		1,074	(275)	1,127	(683)
Loss before income taxes		(8,452)	(8,077)	(14,622)	(19,978)
Income tax benefit (expense):
Current		(608)	(958)	(1,146)	(1,820)
Deferred		2,907	2,573	6,080	5,765
Income tax benefit		2,299	1,615	4,934	3,945
Loss for the period		€(6,153)	€(6,462)	€(9,688)	€(16,033)

Earnings per share-basic
Loss for the period		(0.17)	(0.18)	(0.26)	(0.44)
Earnings per share-diluted
Loss for the period		(0.17)	(0.18)	(0.26)	(0.44)
Weighted average shares outstanding
Basic		37,109	36,270	37,109	36,246
Diluted		37,109	36,270	37,109	36,246

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total
	Note	Attributable to equity holders of the Company						Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Stock	Earnings	CTA

		(unaudited)
		(in thousands, except share data)
Balance at January 1, 2007		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888

Loss for the period		--	--	--	--	(16,033)	--	(16,033)
Sale of treasury shares		50,908	--	(147)	297	--	--	150
Changes in fair value and other reserves including CTA:
Unrealized gain on derivative instruments (net of tax of €78)	4	--	--	--	--	--	312	312
Reclassification adjustment for derivative gains recorded in loss for the period (net of tax of €6)	4	--	--	--	--	--	(23)	(23)
Foreign currency translation adjustment		--	--	--	--	--	(698)	(698)
Total recognized income and expense for the period		--	--	--	--	--	--	(409)
Balance at June 30, 2007		36,270,810	€7,964	€115,692	€(12,010)	€35,820	€(7,871)	€139,596

Balance at January 1, 2008		37,109,432	€398	€111,489	€(7,119)	€40,699	€(12,450)	€133,017

Loss for the period		--	--	--	--	(9,688)	--	(9,688)
Changes in fair value and other reserves including CTA:
Unrealized gain on derivative instruments (net of tax of €71)	4	--	--	--	--	--	226	226
Reclassification adjustment for derivative gains recorded in loss for the period (net of tax of €50)	4	--	--	--	--	--	(160)	(160)
Foreign currency translation adjustment		--	--	--	--	--	(4,222)	(4,222)
Total recognized income and expense for the period		--	--	--	--	--	--	(4,156)
Balance at June 30, 2008		37,109,432	€398	€111,489	€(7,119)	€31,011	€(16,607)	€119,172

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		For the Six Months ended June 30,
	Note	2008	2007
		(unaudited)	(unaudited)
		(inthousands)
OPERATING ACTIVITIES:
Loss for the period		€(9,688)	€(16,033)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		6,387	6,863
Amortization and write-off of debt issuance cost and bond discount		211	196
Provision (release) for leaving indemnity and pension benefits		(268)	(255)
Restructuring costs	7	(386)	(84)
(Gain) loss on sale of property, plant and equipment		(16)	(51)
Share-based compensation (income) expense		(4,074)	2,043
Deferred Income		(400)	(432)
Interest expense		6,109	5,970
Interest income		(683)	(1,079)
Income tax expense		1,146	1,820
Deferred tax benefit		(6,080)	(5,765)
Changes in operating assets and liabilities:
Accounts receivable		53,640	63,535
Inventories	3	(35,265)	(36,436)
Prepaid expense and other assets		(1,155)	(293)
Accounts payable, accrued expenses, other liabilities and provisions		(4,544)	(6,825)
Interest paid		(6,333)	(6,086)
Income tax paid		(249)	(865)
Net cash provided by (used for) operating activities		(1,646)	6,223
INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(8,378)	(5,589)
Proceeds from sale of property, plant and equipment		24	1,712
Purchases of available-for-sale financial assets		(64)	(8,170)
Sale of available-for-sale financial assets		1,876	9,527
Interest received		624	1,075
Net cash used for investing activities		(5,917)	(1,445)
FINANCING ACTIVITIES:
Change in short-term borrowings, net		2,938	902
Proceeds from other long-term obligations		428	--
Payments on long-term debt		(1,637)	(1,211)
Sale of treasury shares		--	150
Change in restricted cash		(66)	86
Net cash provided by (used for) financing activities		1,663	(73)
Effect of exchange rate changes on cash and cash equivalents		(1,900)	587
Net increase (decrease) in cash and cash equivalents		(7,800)	5,292
Cash and cash equivalents at beginning of period		27,782	40,451
Cash and cash equivalents at end of period		€19,982	€45,742
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. (“Head” or the “Company”) is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets, tennis balls and tennis footwear), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company’s goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. This re-orders inflow may last, depending on the course of weather into the first quarter of the next year. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first six months of any calendar year, the Company typically generates some 50 to 60% of its Racquet Sports and Diving product revenues, but some 15% of its Winter Sports revenue. Thus, the Company typically generates only some 35% to 40% of its total year gross profit in the first six months of the year, but the Company incurs some 50% to 60% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America and Asia.

Note 2 - General Principles and Explanations

Basis of Presentation

The condensed interim financial statements included herein have been prepared in accordance with IFRS (“International Financial Reporting Standards”) as adopted by the EU (“IFRS as adopted”) and are not audited. The accounting principles applied in these condensed interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2007. The condensed interim financial statements comply with IAS 34. The result of operations for the six months period ended June 30, 2008 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Interpretations to existing standards that are effective but are not relevant for the Company’s operations

The following interpretations to existing standards have been published by the IASB, are mandatory in the financial year 2008 and have been endorsed by the EU but are not relevant for the Company’s operations:
-       IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provide for public sector services.
-       IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company applied IFRIC 14 from January 1, 2008, but it has no impact on the Company’s accounts.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following amendments to existing standards have been published by the IASB but are not mandatory in the financial year 2008 and have been endorsed by the EU at the time the interim financial statements of the Company were prepared:

-       IFRS 2 (Amendment) “Share-based Payment”. The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The amendment is effective for annual periods beginning on or after January 1, 2009.
-       IAS 1 (Amendment) “Presentation of Financial Statements: A Revised Presentation”. This standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. This standard shall be applied for annual periods beginning on or after January 1, 2009.
-       IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from January 1, 2009 but it is currently not applicable to the Company as there are no qualifying assets.
-       IAS 32 (Revised) “Financial Instruments: Presentation” (effective from January 1, 2009). This standard deals with distinguishing between equity and liability instruments and foresees equity classification of puttable instruments, provided certain conditions are met.

The following standard has been published by the IASB but is not mandatory in the financial year 2008 and had not yet been endorsed by the EU at the time the interim financial statements of the Company were prepared:

-       IFRS 3 (Revised) “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency.

Interpretation to an existing standard that is not yet effective and not relevant for the Company’s operations

The following interpretations to an existing standard have been published by the IASB and are mandatory for the Company’s accounting periods beginning on January 1, 2009 but are not relevant for the Company’s operations:
-       IFRIC 13, “Customer loyalty programmes”. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes.
-       IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 standardizes accounting practice across jurisdictions for the recognition of revenue among real estate developers for sales of units, such as apartments or houses, ‘off plan’, i.e. before construction is complete. IFRIC 15 is not relevant to the Company’s operations.
-       IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. IFRIC 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. IFRIC 15 is not relevant to the Company.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Inventories
Inventories consist of the following (in thousands):

	June 30,	December 31,
	2008	2007
	(unaudited)
Raw materials and supplies	€17,750	€16,219
Work in process	8,151	6,926
Finished goods	95,753	66,866
Provisions	(12,588)	(14,745)
Total inventories, net	€109,065	€75,265

Note 4 - Financial Instruments
The following table provides information regarding the Company’s foreign exchange forward and option contracts as of June 30, 2008 and December 31, 2007. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.
	As of June 30, 2008
	Contract	Carrying	Fair
	amount	value	value
		(in thousands)
Foreign exchange forward contracts	€9,847	€379	€379
Foreign exchange option contracts	€927	€70	€70

	As of December 31, 2007
	Contract	Carrying	Fair
	amount	value	value
		(in thousands)
Foreign exchange forward contracts	€24,728	€568	€568
Foreign exchange option contracts	€3,250	€44	€44

Note 5 – Shareholders’ Equity
Head Sports Holdings N.V. and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of June 30, 2008. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

In accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. The Stichting is a Dutch foundation which holds, votes, and receives dividends on certain of the Company’s ordinary shares.  In conjunction with the Company’s option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets. As of June 30, 2008, the Stichting held 527,104 treasury shares.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 6 - Segment Information
The Company operates in one industry segment, Sporting Goods. The following information reflects net revenues and long-lived assets based on the location of the Company’s subsidiaries:

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Revenues from External Customers:
Austria	€14,978	€19,015	€36,687	€37,679
Italy	12,411	12,737	21,600	22,508
Other (Europe)	8,357	9,324	17,243	17,058
Asia	2,592	246	5,181	541
North America	17,885	20,315	37,136	41,180
Total Net Revenues	€56,223	€61,637	€117,847	€118,965

	June 30,	December 31,
	2008	2007
	(unaudited)
	(in thousands)
Long-lived assets:
Austria	€17,191	€18,764
Italy	10,045	10,300
Other (Europe)	21,851	18,984
Asia	9,724	7,338
North America	16,302	17,884
Total long-lived assets	€75,114	€73,270

Note 7 – Restructuring Costs
In October 2007, the Company approved a restructuring program in Italy to outsource some parts of the production for diving equipment and close a production site in Italy to gain more flexibility and reduce fixed costs. The total costs of €0.4 million consist of termination cost and were accrued, as of December 31, 2007. As of June 30, 2008, €0.3 million of the accrual for employee termination benefits was used. This restructuring process will be finalized until October 2008.

In October 2007, the Company announced the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic to reduce fixed costs. As of December 31, 2007, the Company recognized €1.6 million relating to this program mainly consisting of €1.0 million employee severance cost, €0.5 million cost for deconstruction and €0.1 million engineering cost. As of June 30, 2008, €0.1 million of the accrual for employee termination benefits was used. Additional re-movement cost in the amount of €0.1 million incurred. The Company will largely complete the program during 2008.

Note 8 - Related Party Transactions
The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €2.3 million for the period ended June 30, 2008 and 2007, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.02 million for the period ended June 30, 2008 and 2007, respectively.

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets, tennis balls and tennis footwear), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.’s products are sold through some 31,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company’s strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company’s products after Europe.

Over the last six decades, the Company has become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company’s focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company is continuously looking for a possible reduction of its fixed costs.

Business development

Winter Sports. Retail business for winter sports equipment was dramatically down in the 2006/2007 winter season as a result of poor snow conditions and also, the company believes, as a result of evolving consumer behavior reflecting a continuing trend towards a preference for rental equipment. The winter season 2007/2008 had much better snow conditions in most parts of the world and visits to ski resorts where increasing again. This, however, did not yet result in increased retail sales of winter sports equipment for the 2007/2008 season. The most recent GFK (German market research group) reports for Austria show a further decline in units by 5% (retail sales) and for Germany a small increase of 1% in units for the same period. Switzerland is the only market that shows growth according to GFK of 12% as a result of good snow conditions. For other markets we do not have official retail panels but industry estimates which show a further decline of the Japanese and US market. As retailers had reduced their pre-season bookings significantly for the 07/08 season we experienced however higher re-orders from January through March 2008 compared to 2007. We also believe that the ongoing trend towards rental equipment increases the demand for this part of our business whereas we do not see a significant increase of retail sales overall.

Racquet Sports. Based on information currently available we believe that the tennis racquet market is no longer continuing the growth experienced in 2006 and 2007 and has declined during the first six months of 2008. The US tennis market is impacted by major general economy issues and retailers are afraid to stock tennis products in a similar manner as in 2007 since they expect a slower sell through. In Europe the tennis season was heavily impacted by poor weather conditions in all major markets during the important months of March, April and May. The European Championship in June also diverted attention to other sports both from a participation and retailer focus point of view. As for Japan the market seems to continue its decline experienced already in previous years.

Also the market for tennis balls seems to decline albeit at a slower rate. The decline in Europe and Japan seem to be bigger while the US market has been flat for the first six months, but has also declined in the second quarter. For the full year we expect the tennis ball market to be declining in all major regions.

Diving. Worldwide diving markets have seen a weak first half 2008 driven by economic uncertainty in the US and unfavorable weather conditions for diving around the globe compared to the first half 2007. Nevertheless, Mares continued its positive trend of 2007 and increased its market shares principally as a result of new advanced products, improved operations and strong performances by the European sales teams.

F-I

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Results of Operations:

The following table sets forth certain consolidated income statement data:
	For the Three Months ended June 30,		For the Six Months ended June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€56,223	€61,637	€117,847	€118,965
Cost of sales	35,076	37,671	71,884	71,644
Gross profit	21,147	23,965	45,963	47,320
Gross margin	37.6%	38.9%	39.0%	39.8%
Selling and marketing expense	20,892	21,405	45,741	45,613
General and administrative expense	7,427	7,219	14,843	14,587
Share-based compensation expense (income)	(436)	753	(4,074)	2,043
Restructuring costs	133	--	133	--
Other operating income, net	(167)	(120)	(570)	(715)
Operating loss	(6,703)	(5,292)	(10,111)	(14,209)
Interest expense	(3,179)	(3,035)	(6,320)	(6,166)
Interest income	356	525	683	1,079
Other Non-operating income (expense), net	1,074	(275)	1,127	(683)
Income tax benefit	2,299	1,615	4,934	3,945
Loss for the period	€(6,153)	€(6,462)	€(9,688)	€(16,033)

Three and Six Months Ended June 30, 2008 and 2007

Total Net Revenues. For the three months ended June 30, 2008 total net revenues decreased by €5.4 million, or 8.8%, to €56.2 million from €61.6 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar. Also lower sales volumes of our Winter Sports division contributed to the negative revenue development.
For the six months ended June 30, 2008 total net revenues decreased by €1.1 million, or 0.9%, to €117.8 million from €119.0 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar which was partly offset by the higher sale volumes of all divisions.
	For the Three Months ended June 30,		For the Six Months ended June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category:
Winter Sports	€7,868	€9,920	€23,308	€20,699
Racquet Sports	30,785	34,518	63,222	67,508
Diving	18,010	16,882	31,895	30,319
Licensing	1,323	2,103	2,901	3,765
Total revenues	57,987	63,422	121,327	122,290
Sales Deductions	(1,763)	(1,786)	(3,480)	(3,325)
Total Net Revenues	€56,223	€61,637	€117,847	€118,965

Winter Sports revenues for the three months ended June 30, 2008 decreased by €2.1 million, or 20.7%, to €7.9 million from €9.9 million in the comparable 2007 period. This decrease was due to lower sales volumes of ski bindings and unfavorable product mix.

F-II

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2008 Winter Sports revenues increased by €2.6 million, or 12.6%, to €23.3 million from €20.7 million in the comparable 2007 period. This increase was due to higher sales volumes of all of our winter sports products compared to sales volumes for the comparable 2007 period which were extremely low due to bad snow conditions in the winter season 2006/2007 causing lower re-orders.

Racquet Sports revenues for the three months ended June 30, 2008 decreased by €3.7 million, or 10.8%, to €30.8 million from €34.5 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar as well as lower sales volumes in tennis racquets and unfavorable product mix partially offset by higher sales volumes of balls and sales from our newly introduced tennis footwear.
For the six months ended June 30, 2008 Racquet Sports revenues decreased by €4.3 million, or 6.3%, to €63.2 million from €67.5 million in the comparable 2007 period. This decrease was due to the strengthening of the euro against the U.S. dollar partially offset by higher sales volumes of tennis racquets, balls and sales from our newly introduced tennis footwear.

Diving revenues for the three months ended June 30, 2008 increased by €1.1 million, or 6.7%, to €18.0 million from €16.9 million in the comparable 2007 period due to increased sales but negatively effected by the strengthening of the euro against the U.S. dollar in the reporting period.
For the six months ended June 30, 2008, Diving revenues increased by €1.6 million, or 5.2%, to €31.9 million from €30.3 million in the comparable 2007 period. This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar.

Licensing revenues for the three months ended June 30, 2008 decreased by €0.8 million, or 37.1% to €1.3 million from €2.1 million in the comparable 2007 period.
For the six months ended June 30, 2008 Licensing revenues decreased by €0.9 million, or 22.9%, to €2.9 million from €3.8 million in the comparable 2007 period due to fewer licensing agreements.

Sales deductions for the three months ended June 30, 2008 remained stable compared to 2007. For the six months ended June 30, 2008 sales deductions increased by €0.2 million, or 4.6%, to €3.5 million from €3.3 million in the comparable 2007 period due to promotion sales of close out products.

Gross Profit. For the three months ended June 30, 2008 gross profit decreased by €2.8 million to €21.1 million from €24.0 million in the comparable 2007 period. Gross margin decreased to 37.6% in 2008 from 38.9% in the comparable 2007. For the six months ended June 30, 2008 gross profit decreased by €1.4 million to €46.0 million from €47.3 million in the comparable 2007 period. Gross margin decreased to 39.0% in 2008 from 39.8% in the comparable 2007 period. This decrease was due to increased raw material prices as well as unfavorable product mix in Winter Sports and Racquet Sports.

Selling and Marketing Expense. For the three months ended June 30, 2008, selling and marketing expense decreased by €0.5 million, or 2.4%, to €20.9 million from €21.4 million in the comparable 2007 period.
For the six months ended June 30, 2008, selling and marketing expense increased by €0.1 million, or 0.3%, to €45.7 million from €45.6 million in the comparable 2007 period. Higher advertising costs for our sponsored professional ski racers, our newly introduced badminton products and tennis footwear were partly offset by lower commissions and shipment costs as a consequence of decreased sales.

General and Administrative Expense. For the three months ended June 30, 2008, general and administrative expense increased by €0.2 million, or 2.9%, to €7.4 million from €7.2 million in the comparable 2007 period.
For the six months ended June 30, 2008, general and administrative expense increased by €0.3 million, or 1.8%, to €14.8 million from €14.6 million in the comparable 2007 period mainly due to increased third party warehouse expenses.

Share-Based Compensation Expense (Income). For the three months ended June 30, 2008, we recorded €0.4 million of share-based compensation income for our Stock Option Plans compared to € 0.8 million of share-based compensation expense in the comparable 2007 period. For the six months ended June 30, 2008, we recorded €4.1 million of share-based compensation income for our Stock Option Plans compared to € 2.0 million of share-based compensation expense in the comparable 2007 period as a result of the decrease in liability due to the lower share price at June 30, 2008.

Other Operating Income, net. For the three months ended June 30, 2008, other operating income, net remained stable

F-III

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

compared to the comparable period in 2007. For the six months ended June 30, 2008, other operating income, net decreased by €0.1 million, or 20.3%, to €0.6 million from €0.7 million in the comparable 2007 mainly due to a release of an environmental accrual for our Estonian premises in 2007.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended June 30, 2008 increased by €1.4 million to €6.7 million from €5.3 million in the comparable 2007 period. For the six months ended June 30, 2008, operating loss decreased by €4.1 million to €10.1 million from €14.2 million in the comparable 2007 period.

Interest Expense. For the three months ended June 30, 2008, interest expense increased by €0.1 million, or 4.7%, to €3.2 million from €3.0 million in the comparable 2007. For the six months ended June 30, 2008, interest expense increased by €0.2 million, or 2.5%, to €6.3 million from €6.2 million in the comparable 2007 mainly due to an increase in short-term borrowings.

Interest Income. For the three months ended June 30, 2008, interest income decreased by €0.2 million, or 32.2%, to €0.4 million from €0.5 million in the comparable 2007 period. For the six months ended June 30, 2008, interest income decreased by €0.4 million, or 36.7% to €0.7 million from €1.1 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

Other Non-operating Income (Expense), net. For the three months ended June 30, 2008, other non-operating expense, net decreased by €1.3 million to an income, net of €1.1 million from an expense, net of €0.3 million in the comparable 2007 period mainly attributable to foreign currency gains. For the six months ended June 30, 2008, other non-operating expense, net decreased by €1.8 million to an income, net of €1.1 million from an expense, net of €0.7 million in the comparable 2007 period mainly attributable to foreign currency gains.

Income Tax Benefit. For the three months ended June 30, 2008, the income tax benefit was €2.3 million, an increase of €0.7 million compared to an income tax benefit of €1.6 million in the comparable 2007 period. For the six months ended June 30, 2008, the income tax benefit was €4.9 million, an increase of €1.0 million compared to an income tax benefit of €3.9 million in the comparable 2007 period. This increase resulted from lower current income tax expense and higher taxable losses before share-based compensation (income) expense as this income/expense has no tax effect.

Net Loss. As a result of the foregoing factors, for the three months ended June 30, 2008, we had a net loss of €6.2 million, compared to a net loss of €6.5 million in the comparable 2007 period. For the six months ended June 30, 2008, we had a net loss of €9.7 million compared to a net loss of €16.0 million in the comparable 2007 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the six months ended June 30, 2008, cash used for operating activities increased by €7.9 million to €1.6 million compared to cash generated from operating activities of €6.2 million in the comparable 2007 period which was mainly a result of higher working capital needs. Additional cash was used to purchase property, plant and equipment of €8.4 million.

As of June 30, 2008, we have in place €111.8 million senior notes due 2014, €12.2 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017, a liability against our venture partner of €2.3 million and €8.0 million other long-term debt comprising secured loans in Italy, Japan and the Czech Republic. In addition, we used lines of credit with several banks in Austria and Japan of €22.0 million.

As of June 30, 2008, we had €20.0 million cash on hand and €2.5 million restricted cash and €8.2 million available-for-sale financial securities (predominantly money market funds) of which €2.6 million is restricted. In addition, we have €1.9 million available credit lines.

F-IV

HEAD N.V. AND SUBSIDIARIES
ITEM 3. RELEASE BY THE MANAGEMENT

Statement by the Management Board according to the European Transparency Guideline

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by the applicable accounting standards and that the group management report gives a true and fair view of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements and of the principal risks and uncertainties for the remaining six months of the financial year:

Amsterdam,
13.08.2008

Johan Eliasch	Ralf Bernhart	George Nicolai
Chief Executive Officer	Chief Financial Officer	Managing Director